May 8, 2020


Tom Djokovich
President and Chief Executive Officer
XsunX, Inc.
65 Enterprise
Aliso Viejo, CA 92656

       Re:    XsunX, Inc.
              Schedule 14F-1
              Filed May 1, 2020
              File No. 005-78302

Dear Mr. Djokovich:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1. We note that the current Board and officers of XsunX will resign and be replaced by a new Board and officers to be designated by Mr. Martin upon completion of the sale of
       Preferred Stock to TN3. Please disclose the consideration to be paid for the Preferred
       Stock, whether there are any loans or pledges obtained by Mr. Martin in connection with the transaction, and when the transaction is expected to close. In this respect, we note that you have not yet filed the Stock Purchase Agreement for the sale.

2. With respect to the common stock purchase warrants that will be issued to each of the current resigning directors of the Company upon the completion of the transaction, disclose the approximate dollar value of these issuances. Please also confirm that any related arrangements or understandings among the resigning directors and the new control group have been disclosed. Refer to Item 404(a) of Regulation S-K and
       Instruction 2 to Item 6 of Schedule 14A.
 Tom Djokovich
XsunX, Inc.
May 8, 2020
Page 2

3.     We note that Mr. Djokovich filed a beneficial ownership report on
Schedule 13D in July
       2013 but has not amended it since. It appears that pursuant to Section 13(d) of the
       Exchange Act of 1934 and Rule 13d-2(a), he was required to file an amendment in light of the decrease in the percentage of shares he beneficially owns. Please advise.

4. Please confirm that Mr. Martin intends to file a beneficial ownership report on Schedule
       13D, or advise.

5. Please confirm that Mr. Martin will file Section 16(a) reports given his status as an officer and director.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions